Exhibit 12

STATEMENT REGARDING COMPUTATIONS OF RATIOS OF EARNINGS TO FIXED CHARGES

	Predecessor					Successor
(amounts in thousands, except ratios)	Year Ended December 31, 2008	Year Ended December 31, 2009	Year Ended December 31, 2010	Year Ended December 31, 2011	Period from January 1, 2012 to September 28, 2012	Period from September 29, 2012 to December 31, 2012	Six Months Ended June 30, 2013
Earnings
Income (loss) from continuing operations before (benefit) provision for income taxes	$(85,762)	$126,483	$134,732	$(52,296)	$50,705	$(50,198)	$(53,817)
Equity in loss of joint venture	330	—	—	—	—	—	—
Fixed Charges	15,619	10,311	5,303	4,308	10,757	26,518	48,558

Total	$(69,813)	$136,794	$140,035	$(47,988)	$61,462	$(23,680)	(5,259)

Fixed Charges
Interest Expense	$13,355	$8,013	$2,905	$2,676	$9,159	$25,985	$47,648
Estimate of interest component of rent expense (a)	2,264	2,298	2,398	1,632	1,598	553	910

Total Fixed Charges	$15,619	$10,311	$5,303	$4,308	$10,757	$26,518	$48,558

Ratio of Earnings to Fixed Charges	N/A	13.27x	26.41x	N/A	5.71x	N/A	N/A
Deficiency	$(85,432)			$(52,296)		$(50,198)	$(53,817)

(a)	Utilized an assumed interest factor of 33% in rental expense.